EXHIBIT 19.14

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 133788) of AngloGold Limited and in the Registration Statement on Form F-3 relating to the registration of 10,440,000 of AngloGold Limited's ordinary shares, and to the reference to our firm under the caption "Experts" therein, of our report dated February 13, 2004, with respect to the consolidated financial statements of AngloGold Limited included in the Annual Report (Form 20-F) for the year ended December 31,2003.

/s/ Ernst & Young
Ernest & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
Republic of South Africa
April 29, 2004